UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)*

Safety, Income & Growth Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78649D104

(CUSIP Number)

Marcos Alvarado

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78649D104

1	Name of Reporting Person iStar Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,693,337

	8	Shared Voting Power 0

	9	Sole Dispositive Power 7,693,337

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,693,337

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.99%

14	Type of Reporting Person CO

This Amendment No. 14 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safety, Income & Growth Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 5.                                                                       Interest in Securities of the Issuer.

(a)                                               As of February 15, 2019, iStar beneficially owns 7,693,337 Shares directly, including 46,020 Shares that iStar will acquire within 60 days as payment of management fees by the Issuer. Such Shares represent approximately 41.99% of the outstanding Shares.

(c)                                                Since filing Amendment No. 13 to the initial Statement, iStar purchased no Shares.

Item 6.                                                                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

iStar intends to enter into a 10b5-1 plan under which iStar may buy, from time to time in the open market, up to approximately 329,801 Shares.  The Issuer has entered into an amended and restated ownership waiver agreement with iStar to increase the ownership limit of the Shares applicable to iStar from 41.9% to 43.9%.  All Shares purchased will be subject to the voting power limitations contained in the Stockholder's Agreement, dated as of January 2, 2019, between the Issuer and iStar, as reported in Amendment No. 13 to the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2019

iSTAR INC.

/s/ Marcos Alvarado
Marcos Alvarado
President and Chief Investment Officer